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KENNETH R. EARLEY kenneth.earley@dechert.com +1 617 728 7139 Direct +1 617 275 8374 Fax

August 17, 2009

VIA EDGAR

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4041

Re:	Forward Funds (the “Registrant”)
File No. 811-06722

Dear Mr. Eskildsen:

This letter responds to comments that you provided during our telephone conversation on Tuesday, July 14, 2009, in connection with your review of the Annual Report for the fiscal year ended December 31, 2008 filed on Form N-CSR on behalf of the Forward series of the Registrant on March 9, 2009 (the “Annual Report”). We note that the Registrant will take your comments into consideration in connection with the filing and ultimate delivery to shareholders of future annual reports and semi-annual reports for any series of the Registrant.

Set forth in the numbered paragraphs below are your comments of July 14, 2009 to the Annual Report, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Report.

1)	Comment: Footnote (f) to the table titled “Disclosure of Funds Expenses (Unaudited) For the Six Months Ended December 31, 2008” appearing on page 46 of the Annual Report states as follows:

(f) The Forward Growth Fund – Institutional Class shares and the Forward Legato Fund – Investor Class shares commenced operations on October 21, 2008. The Fund’s expenses that have been annualized are from the period of October 21, 2008 through December 31, 2008. (underline added)

In accordance with the position of the SEC’s Office of the Chief Accountant with regard to Item 27(d) of Form N-1A in situations involving shares classes that have been operational for only a portion of the reporting period, the dollars amounts and expense ratio listed in the “Actual” line item of the table for these classes of shares of these two Funds should not have been annualized but rather only listed actual dollar amounts and an actual expense ratio for the period of October 21, 2008 through December 31, 2008.

U.S.   Austin   Boston   Charlotte   Harrisburg   Hartford   New York   Newport Beach   Palo Alto   Philadelphia   Princeton

San Francisco   Washington DC   EUROPE   Brussels   London   Luxembourg   Munich   Paris

Securities and Exchange Commission
August 17, 2009

Response: The Registrant will implement the SEC’s recommendation in future shareholder reporting and show actual expenses if the operational period for a particular fund/class is less than the six-month reporting period. However, the Registrant will also continue to present an annualized expense ratio, as is permitted by Item 27(d) of Form N-1A, to ensure consistency with the expense ratios as presented in the “Financial Highlights” of the shareholder reports.

There does not appear to be any written rules or SEC guidance on this subject to address a fund/class with less than six months of operating history. As such, the Registrant encourages the SEC to provide further guidance to enable consistency of application in the industry and comparability of shareholder data among funds. The Registrant would also ask the SEC to consider that, by displaying the actual lower expenses, the expense information may be misleading to a shareholder who expects to own shares of a fund for at least a year and who fails to thoroughly read the footnote. Additionally, presenting the lower actual expenses may put a fund at an advantage when a shareholder is comparing it with other funds that are permitted to annualize expenses (i.e., funds with seven months of operating history), and the shareholder has not thoroughly reviewed the footnotes.

2)

Comment: The table titled “Tax Basis of Distributions to Shareholders” contained in the Notes to Financial Statements on page 148 of the Annual Report includes the tax character of distributions paid during the fiscal year ended December 31, 2008. In accordance with ¶ 7.66(c) of the AICPA Investment Company Accounting and Audit Guide, the table should include the tax character of distributions for the prior two fiscal year ends (i.e., for the fiscal year ended December 31, 2007 as well).

Response: The Registrant undertakes to include the tax character of distributions paid by each series of the Registrant for the prior two fiscal year ends in any future annual reports to be filed and delivered to shareholders by the Registrant.

3)

Comment: The EDGAR database currently lists the following five Forward series of the Registrant as having “active” status despite the fact that each such series has previously liquidated: Forward Eastern Europe Equities Fund; Forward Asia Ex-Japan Equities Fund; Forward Opportunities Fund; Sierra Club Stock Fund; and Sierra Club Equity Income Fund.

Response: With regard to the Forward Eastern Europe Equities Fund, Forward Asia Ex-Japan Equities Fund, Forward Opportunities Fund and the Sierra Club Stock Fund, the Registrant notes that it still needs to include information concerning these Funds in the Form N-PX the Registrant will file on or before August 31, 2009.

Securities and Exchange Commission
August 17, 2009

Therefore, the Registrant intends to keep the series and class identifiers for these four Funds as “active” until after the Form N-PX has been filed.

With regard to the Sierra Club Equity Income Fund, the Registrant has undertaken the necessary steps to change the EDGAR database status of the series and class identifiers for this Fund to “inactive.”

*   *   *

Please feel free to contact the undersigned at 617.728.7139 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Kenneth R. Earley
Kenneth R. Earley Associate

cc:	Barbara H. Tolle, Treasurer, Forward Funds
Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Partner, Dechert LLP